50

03011679

19

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-53367

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bull & Bear Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8659 Nathans Cove Court
(No. and Street)

Jacksonville	FL	32256
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 10 2003 WASH. D.C. 165 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew B. Bishop (904) 363-3600 ext. 1
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bumbalough, Jennifer Lee
(Name — *if individual, state last, first, middle name*)

1120 Hartsell Avenue	Lakeland	FL	33803
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 24 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 2 1 2003

OATH OR AFFIRMATION

I, Jennifer L. Bumbalough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Bull & Bear Brokerage Services, Inc., as December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Jennifer L. Bumbalough CPA
Signature

Sole Proprietor
Title

Susan C. Perkins
Notary Public

Personally Known to me

SUSAN C. PERKINS
MY COMMISSION # DD 014258
EXPIRES: April 2, 2005
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the
- N/A → Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JENNIFER L. BUMBALOUGH, C.P.A.
CERTIFIED PUBLIC ACCOUNTANT
1120 HARTSELL AVENUE
LAKELAND, FLORIDA 33803
TEL: (863) 802-3478

Independent Auditor's Report

I have audited the accompanying balance sheet of Bull & Bear Brokerage Services, Inc. as of December 31, 2002, and the related statements of income, retained earnings, and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects the financial position of Bull & Bear Brokerage Services, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Jennifer L. Bumbalough CPA

February 1, 2003

Bull & Bear Brokerage Services, Inc.
Balance Sheet
As of December 31, 2002

	Dec 31, 02
ASSETS	
Current Assets	
Checking/Savings	
Bank of America Checking	8,393.40
Compass Checking	90.00
Web CRD	500.00
Total Checking/Savings	8,983.40
Total Current Assets	8,983.40
Other Assets	
Organizational Expense	
Accumulated Amortization	-95.41
Cost	156.12
Total Organizational Expense	60.71
Total Other Assets	60.71
TOTAL ASSETS	**9,044.11**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Annual Audit Fee	1,000.00
Total Other Current Liabilities	1,000.00
Total Current Liabilities	1,000.00
Total Liabilities	1,000.00
Equity	
APIC	19,931.12
Capital Stock	100.00
Retained Earnings	-18,923.57
Net Income	6,936.56
Total Equity	8,044.11
TOTAL LIABILITIES & EQUITY	**9,044.11**

Bull & Bear Brokerage Services, Inc.
Profit & Loss
January through December 2002

		Jan - Dec 02
Ordinary Income/Expense		
Income		
Commission income		11,470.74
Total Income		11,470.74
Expense		
Amortization Expense		52.04
Bank Service Charges		10.00
Insurance		
Liability Insurance	512.00	
Total Insurance		512.00
Licenses and Permits		1,117.00
Miscellaneous		0.00
Postage and Delivery		56.10
Professional Fees		
Accounting	1,750.00	
Total Professional Fees		1,750.00
Subscriptions		129.80
Telephone		907.24
Total Expense		4,534.18
Net Ordinary Income		6,936.56
Net Income		**6,936.56**

Bull & Bear Brokerage Services, Inc.
Statement of Cash Flows
January through December 2002

	Jan - Dec 02
OPERATING ACTIVITIES	
Net Income	6,936.56
Adjustments to reconcile Net Income to net cash provided by operations:	
Annual Audit Fee	1,000.00
Net cash provided by Operating Activities	7,936.56
INVESTING ACTIVITIES	
Organizational Expense:Accumulated Amortization	52.04
Net cash provided by Investing Activities	52.04
FINANCING ACTIVITIES	
APIC	-5,000.00
Retained Earnings	-7,000.00
Net cash provided by Financing Activities	-12,000.00
Net cash increase for period	-4,011.40
Cash at beginning of period	12,994.80
Cash at end of period	**8,983.40**

BULL & BEAR BROKERAGE SERVICES, INC.
STATEMENT OF RETAINED EARNINGS
DECEMBER 31, 2002

Beginning Balance	$13,107.55
Capital contributions	1,000.00
Dividends	(13,000.00)
Net income	6,936.56
Ending Balance	$8,044.11

BULL & BEAR BROKERAGE SERVICES, INC.

NET CAPITAL COMPUTATION
DECEMBER 31, 2002

TOTAL EQUITY	$	8,044.11
LESS NON-ALLOWABLE ASSETS		(560.71)
TENTATIVE NET CAPITAL	$	7,483.40
LESS HAIRCUTS		0.00
NET CAPITAL	$	7,483.40
LESS MINIMUM REQUIRED NET CAPITAL		5,000.00
EXCESS NET CAPITAL	$	2,483.40
A.I./N.C. RATIO = 0		

SUBMITTED PURSUANT TO NASD RULE 1013(a)(2)(B)

JENNIFER L. BUMBALOUGH, C.P.A.
CERTIFIED PUBLIC ACCOUNTANT
1120 HARTSELL AVENUE
LAKELAND, FL 33803
TEL: (863) 802-3478

BULL & BEAR BROKERAGE SERVICES, INC.

NET CAPITAL RECONCILIATION
DECEMBER 31, 2002

	BULL & BEAR'S COMPUTATION	AUDITOR'S COMPUTATION	VARIANCE
TOTAL EQUITY	$ 8,044.11	$ 8,044.11	$ -
LESS NON-ALLOWABLE ASSETS	(560.71)	(560.71)	-
TENTATIVE NET CAPITAL	$ 7,483.40	$ 7,483.40	$ -
LESS HAIRCUTS	-	-	-
NET CAPITAL	$ 7,483.40	$ 7,483.40	$ -
LESS MINIMUM REQUIRED NET CAPITAL	5,000.00	5,000.00	-
EXCESS NET CAPITAL	$ 2,483.40	$ 2,483.40	$ -
A.I./N.C. RATIO = 0			

SUBMITTED PURSUANT TO NASD RULE 1013(a)(2)(B)

During my audit of Bull & Bear Brokerage Services, Inc. I calculated the Company's Net Capital as of December 31, 2002. I compared this calculation with that performed by the Company. No material differences were detected.

Jennifer L Bumbalough CPA

February 1, 2003

JENNIFER L. BUMBALOUGH, C.P.A.
CERTIFIED PUBLIC ACCOUNTANT
1120 HARTSELL AVENUE
LAKELAND, FLORIDA 33803
TEL: (863) 802-3478

Material Inadequacies Report

During my audit of the balance sheet of Bull & Bear Brokerage Services, Inc. as of December 31, 2002, and the related statements of income, retained earnings, and cash flows for the period then ended, I detected no material inadequacies. There were no material inadequacies existing from a previous audit.

Jennifer L. Bumbalough, CPA

February 1, 2003